

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2013

<u>Via E-mail</u>
Mr. Michael Pawelek
Chief Executive Officer
Starboard Resources, Inc.
300 E. Sonterra Blvd., Suite 1220
San Antonio, Texas 78258

> **Re: Starboard Resources, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 11, 2013**
> **CIK No. 377-00208**

Dear Mr. Pawelek:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   Please refer to our comment letter dated July 3, 2013 with respect to your registration statement on Form 10, and make all corresponding changes to your draft registration statement.

2.   We note certain inconsistencies in disclosure between your draft registration statement and your registration statement on Form 10 filed June 7, 2013, including, but not limited to, the following:

- your disclosure that you control 14,000 acres in the Giddings filed whereas your Form 10 states you control 16,000 gross acres; and

- your disclosure that your material non-operated working interests account for 4,700 acres whereas your Form 10 states they account for 23,360 gross acres.

  Please revise and update your disclosure accordingly.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933, added by Section 105(a) of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in your offering.

4. Please revise your filing to include the information required by Items 505 and 508 of Regulation S-K.

5. We note that this offering involves 100% of your outstanding shares of common stock, and we note your relationships with the selling shareholders. We also note your disclosure at page 82 that each of the selling stockholders in this offering is deemed to be an underwriter. Please provide us with a detailed legal analysis as to why the sale of shares by selling shareholders should be regarded as a secondary offering, which is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i), rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. This analysis should include, but not be limited to, an explanation of all material relationships between the registrant and the selling shareholders, and whether there were any agreements between the registrant and any of the shareholders regarding the distribution of the shares. For guidance in distinguishing secondary offerings from primary offerings, please refer to Question 612.09 of the Division's Compliance and Disclosure Interpretations for Securities Act Rules, which is available on our website. In the alternative, please revise your disclosure to fix the offering price of the securities for the duration of the offering by the selling shareholders.

Cover Page

6. Your disclosure on your cover page suggests that this prospectus may be used by the distributees, donees, pledgees, transferees or other successors-in-interest of the selling stockholders. Please tell us your basis for such disclosure. Refer to Question 220.04 of the Securities Act Rules Compliance and Disclosure Interpretations.

Prospectus Summary, page 1

Summary Historical Consolidated and Unaudited Financial Data, page 7

7.   We note that your tabular disclosure reflects you repaid $7,000 of notes payable for the year ended December 31, 2011. We further note the same disclosure in your Form 10 registration statement reflects you repaid $87,000 for the same period. Please reconcile this disclosure.

Business, page 34

Material Contracts, page 37

8.   Please revise your filing to clarify that the securities purchase and exchange agreement referenced at page 37 under "Securities Purchase and Exchange Agreement" is the same agreement described under "Securities Purchase and Exchange Agreement and Going Public Delay Fee" at page 38. Please also combine your disclosure under "Agreement between Asym Capital III LLC…" with "'Monetization' Agreement between Asym Capital III LLC,…" at page 38.

9.   We note your statement that the Company anticipates that its Form S-1 registration statement may impact the "monetization" requirement. Please revise your filing to clarify how this filing could impact such requirement.

Emerging Growth Company, page 39

10.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please state your election under Section 107(b) of the JOBS Act:

        o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In that regard, we note that your disclosure at page 68 does not appear to be consistent with your disclosure on page 39 that you may elect to delay compliance with new or revised financial accounting standards.

Descriptions of the Properties, page 51

Oil and Natural Gas Reserves, page 52

11.   You state "For further information concerning our independent engineer's estimates of our proved reserves as of January 1, 2013, see the reserve report filed as Exhibit 99.3…". Since it appears that Exhibit 99.2 is the third party report effective January 1, 2013, please amend your document to reflect this.

Principal and Selling Stockholders, page 81

12.   Please identify the natural person(s) who have the ultimate voting or investment control over the shares held by the entities identified in your selling shareholder table. See Item 507 of Regulation S-K, and refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

Undertakings, II-7

13.   Pleases revise your filing to provide the undertakings required by Item 512(a) of Regulation S-K.

Exhibits

14.   We note that the names of certain directors were signed by Mr. Pawelek as Attorney-In-Fact. Please file the related powers of attorney as exhibits to your registration statement. See Item 601(b)(24) of Regulation S-K.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jennifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding issues related to the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763, or in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director